VIÑA CONCHA Y TORO ENDS 2009
WITH A 12.3% GROWTH IN SALES

Santiago, January 15, 2010:  Viña Concha y Toro S.A informed today preliminary sales for the fourth quarter and year 2009. The company ended year 2009 with consolidated sales of Ch$353,552 million, showing a 12.3% increase as compared to year 2008. Growth was led by higher sales in foreign markets and an increase in wine and other products sales in Chile. For the year total exported volume increased 8.7% and the domestic market grew 3.5%. Volume for the Argentine subsidiary decreased 4.9%.

For the quarter, total sales reached Ch$93,897 million, representing a 5.7% increase following positive growth in both the export and domestic markets. In the quarter, export volume increased 13.8% and the domestic market grew 3.6%. Sales volume for Argentina decreased 8.3%.

	4Q2009	4Q2008	% change	2009	2008	% change

Total Sales (million Chilean pesos)	93,897	88,798	5.7%	353,552	314,756	12.3%
Export markets	65,874	63,894	3.1%	250,929	225,694	11.2%
Domestic market - Wine	14,213	12,959	9.7%	53,631	50,184	6.9%
Domestic market - Other products	5,521	1,378	300.5%	14,824	4,154	256.8%
Argentina	6,122	7,910	-22.6%	24,378	24,376	0.0%
Other (1)	2,167	2,656	-18.4%	9,790	10,347	-5,4%

Volumes	4Q2009	4Q2008	% change	2009	2008	% change
(thousand liters)
Export markets	41,500	36,461	13.8%	158,188	145,468	8.7%
Domestic market - Wine	18,737	18,092	3.6%	74,235	71,742	3.5%
Argentina	5,233	5,709	-8.3%	20,734	21,799	-4.9%

(1) includes bulk wine sales